                                                         EXHIBIT 99
                     SCHEDULE 14A INFORMATION
             Proxy Statement Pursuant to Section 14(a)
                              of the
                 Securities Exchange Act of 1934
                       (Amendment No. ____)

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]  Preliminary Proxy Statement        [  ] Confidential, for Use of the
                                             Commission Only (as
                                             permitted by Rule 14a-
                                             6(e)(2))
[X]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12

                            WICOR, Inc.
          -----------------------------------------------
         (Name of Registrant as Specified in its Charter)

-----------------------------------------------------------------------
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2)
     or Item 22(a)(2) of Schedule 14A.

[ ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-
     11

     1)  Title of each class of securities to which transaction applies:

     2)  Aggregate number of securities to which transaction applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

     4)  Proposed maximum aggregate value of transaction:

     5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)  Amount Previously Paid:

     2)  Form, Schedule or Registration Statement No.:

     3)  Filing Party:

          4)  Date Filed:

                              WICOR
                    626 East Wisconsin Avenue
                          P.O. Box 334
                      Milwaukee, WI  53201

            NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                    To Be Held April 25, 1996


To the Shareholders of
WICOR, Inc.:

     NOTICE IS HEREBY GIVEN THAT the Annual Meeting of Shareholders of WICOR, Inc. will be held Thursday, April 25, 1996, at 2:00 P.M. (local time), at the Italian Community Center, 631 East Chicago Street, Milwaukee, Wisconsin, for the following purposes:

      1. To elect three directors to hold office until the 1999 Annual Meeting of Shareholders and until their successors are duly elected and qualified.

      2. To consider and act upon any other business which may be properly brought before the Annual Meeting or any adjournment thereof.

     The close of business Tuesday, February 20, 1996, has been fixed as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual Meeting and any adjournment thereof.

     A proxy and Proxy Statement are enclosed herewith.

     By Order of the Board of Directors



     Robert A. Nuernberg
     Secretary

March 12, 1996

     YOUR VOTE IS IMPORTANT. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS, AND RETURN IMMEDIATELY.

                              WICOR
                    626 East Wisconsin Avenue
                          P.O. Box 334
                   Milwaukee, Wisconsin 53201

                         PROXY STATEMENT
                               FOR
                 ANNUAL MEETING OF SHAREHOLDERS
                    To Be Held April 25, 1996


     This Proxy Statement is being furnished to shareholders by the Board of Directors of WICOR, Inc. (the "Company") beginning on or about March 12, 1996, in connection with a solicitation of proxies by the Board of Directors of the Company (the "Board") for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, April 25, 1996, at 2:00 P.M.(local time), at the Italian Community Center, 631 East Chicago Street, Milwaukee, Wisconsin, and at all adjournments thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

     Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting. Unless so revoked, the shares represented by proxies received by the Board will be voted at the Annual Meeting and at any adjournment thereof. A properly executed proxy will be voted as directed therein by the shareholder.

     Only holders of record of the Company's Common Stock, $1 par value ("Common Stock"), at the close of business on February 20, 1996, are entitled to vote at the Annual Meeting and at any adjournment thereof. On that date, the Company had outstanding and entitled to vote 18,300,133 shares of Common Stock. The record holder of each outstanding share of Common Stock is entitled to one vote per share.

     The Company is a holding company. Its principal subsidiaries include Wisconsin Gas Company ("Wisconsin Gas"), Sta-Rite Industries, Inc. ("Sta-Rite"),SHURflo Pump Manufacturing Co. ("SHURflo") and Hypro
Corporation ("Hypro").

                ITEM NO. 1:  ELECTION OF DIRECTORS

     The Board consists of 10 directors. The Company's By-laws provide that the directors shall be divided into three classes, with staggered terms of three years each. At the Annual Meeting, shareholders will elect three directors to hold office until the 1999 Annual Meeting of Shareholders and until their successors are duly elected and qualified. Directors are elected by a plurality of the votes cast (assuming a quorum is present at the Annual Meeting). Consequently any shares not voted, whether due to abstentions, broker non-votes or otherwise, have no impact on the election of directors. However, abstentions and broker non-votes are counted in determining whether a quorum is present at the meeting.

     Unless shareholders otherwise specify, the shares represented by the proxies received will be voted "FOR" the indicated nominees for election as directors. The Board has no reason to believe that any of the listed nominees will be unable or unwilling to continue to serve as a director if elected. However, in the event that any nominee should be unable or for good cause unwilling to serve, the shares represented by proxies received will be voted for another nominee selected by the Board.

     The following tabulation sets forth information regarding the three nominees for election as directors and the seven continuing directors. Except as otherwise noted, each such person has engaged in the principal occupation or employment and held the offices shown for more than the past five years.


          NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS
            For Three-Year Terms Expiring April, 1999

A photograph of each nominee and director continuing in office appears adjacent to the nominee's/director's name and personal information.


JERE D. McGAFFEY              Mr. McGaffey, 60, is a partner in the
Nominating (Chairman) and     law firm of Foley & Lardner. (1) He has
  Retirement Plans Investment been in practice with that firm since
  Committees                  1961 and has been a partner since 1968.
Director since 1980           Mr. McGaffey is a director of Smith Investment
                              Company.

THOMAS F. SCHRADER            Mr. Schrader, 46, is President and
Director since 1988           Chief Executive Officer of Wisconsin
                              Gas and Vice President of the Company. He has been with Wisconsin Gas since 1978 and assumed his current position in 1990. He was elected
                              Vice President of the Company in 1988. Mr.
                              Schrader is a director of Firstar Trust
                              Company.

STUART W. TISDALE             Mr. Tisdale, 67, is the Retired Chairman
Audit and Nominating          and Chief Executive Officer of the
  Committees                  Company.  He is a director of Marshall &
Director since 1980           Ilsley Corporation, M&I Marshall & Ilsley
                              Bank, Modine Manufacturing Co. and Twin Disc
                              Inc.

(1) Foley & Lardner was retained in 1995 by the Company and its subsidiaries to provide legal services and has been similarly retained in 1996.

      MEMBERS OF THE BOARD OF DIRECTORS CONTINUING IN OFFICE
                    Terms Expiring April, 1997

WILLIE D. DAVIS                    Mr. Davis, 61, is President, Chief
Audit (Chairman) and Compensation  Executive Officer and a director of
  Committees                       All Pro Broadcasting, Inc., which owns
Director since 1990                and operates radio stations in Los
                                   Angeles and Milwaukee.  Mr. Davis is a
                                   director of Alliance Bank, The Dow
                                   Chemical Co., Johnson Controls, Inc.,
                                   Kmart Corp., L.A. Gear Inc., MGM Grand
                                   Inc., Rally's Hamburgers, Inc., Sara Lee
                                   Corporation and Strong Capital
                                   Management, Inc.

GUY A. OSBORN                      Mr. Osborn, 60, is Chairman, Chief
Compensation (Chairman) and        Executive Officer and a director of
and Retirement Plans Investment    Universal Foods Corporation, an inter-
Committees                         national manufacturer and marketer of
Director since 1987                value-added food products.  He joined
                                   Universal Foods in 1971 and assumed his
                                   current position in 1990.  He is a
                                   director of Firstar Corporation, Firstar
                                   Bank Milwaukee, N.A., and Fleming
                                   Companies, Inc., and is a Trustee of The
                                   Northwestern Mutual Life Insurance
                                   Company.


WILLIAM B. WINTER                  Mr. Winter, 67, is the Retired Chairman,
Audit and Nominating               Chief Executive Officer and Director of
  Committees                       Bucyrus-Erie Company, a manufacturer of
Directors since 1980               mining machinery, and its parent
                                   corporation B-E Holdings Inc. He served as Chairman and Chief Executive Officer from 1988 until his retirement in 1994.


      MEMBERS OF THE BOARD OF DIRECTORS CONTINUING IN OFFICE
                    Terms Expiring April, 1998


WENDELL F. BUECHE                  Mr. Bueche, 65, is the Chairman, Chief
Audit and Compensation             Executive Officer and a director of IMC
  Committees                       Global, Inc., a producer and marketer
Director since 1984                of crop nutrients.  He was named to that
                                   position in 1993. Mr. Bueche previously was Chairman, President and Chief
                                   Executive Officer of Allis-Chalmers
                                   Corporation.  Mr. Bueche is a director
                                   of Marshall & Ilsley Bank.

DANIEL F. McKEITHAN, JR.           Mr. McKeithan, 60, is President, Chief
Compensation and Retirement        Executive Officer and a director of
  Plans Investment (Chairman)      Tamarack Petroleum Company, Inc., an
  Committees                       operator of producing oil and gas wells.
Director since 1989                He is also President and Chief Executive
                                   Officer of Active Investor Management,
                                   Inc., a manager of oil and gas wells;
                                   and SeiTech Development, Inc., an oil
                                   and gas exploration and development
                                   company, which he formed in 1995

GEORGE E. WARDEBERG                Mr. Wardeberg, 60, is President and
Nominating Committee               Chief Executive Officer of the Company,
Director since 1992                and Chairman of Wisconsin Gas, Sta-Rite,
                                   SHURflo and Hypro.  He has held these
                                   positions since 1994.  He served in
                                   other executive capacities with the
                                   Company and its subsidiaries from 1989
                                   until he assumed his current position.
                                   He is a director of M&I Marshall &
                                   Ilsley Bank.

ESSIE M. WHITELAW                  Ms. Whitelaw, 47, is President and
Nominating and Retirement          Chief Operating Officer of Blue
  Plans Investment Committees      Cross & Blue Shield United of
Director since 1992                Wisconsin, a comprehensive health care
                                   insurer.  She has held that position
                                   since 1992.  She served in other
                                   executive capacities with Blue Cross &
                                   Blue Shield United from 1986 until she
                                   assumed her current position.  She is a
                                   director of Universal Foods Corporation.

                      THE BOARD OF DIRECTORS

GENERAL --

     The Board held eight meetings in 1995. Each director attended at least 75% of the total of such meetings and meetings of any committees on which such director served. The Board maintains standing Audit, Nominating and Compensation Committees.

     The Audit Committee held two meetings in 1995. The committee's functions include recommending the selection of the independent auditors each year; consulting with the independent auditors regarding the scope and plan of audit, internal controls, fees, non-audit services (including the possible effect of such services on the independence of the auditors), the audit report and related matters; reviewing other accounting, internal audit and financial matters; investigating accounting, auditing or financial exceptions which may occur; and overseeing the corporate compliance programs of the Company and its subsidiaries.

     The Nominating Committee held two meetings in 1995. The committee's functions include recommending those persons to be nominated by the Board for election as directors of the Company at the next Annual Meeting of Shareholders and recommending the person to fill any unexpired term on the Board which may occur. The committee will consider nominees recommended by shareholders, but has no established procedures which must be followed to make recommendations.

     The Compensation Committee held two meetings in 1995. The committee's functions include reviewing and recommending adjustments to the salaries of the officers of the Company and the presidents of its subsidiaries; administering the 1981 Stock Option Plan, the 1987 Stock Option Plan, the 1992 Director Stock Option Plan, the 1994 Long-Term Performance Plan and the other incentive compensation plans of the Company and its subsidiaries; and reviewing and recommending director compensation.

COMPENSATION OF DIRECTORS --

     The Company pays its directors who are not officers of the Company, Wisconsin Gas, Sta-Rite, SHURflo or Hypro an annual retainer fee of $10,000, plus $600 for each meeting they attend of the Board and committees of the Board on which they serve. Committee chairmen are paid an additional annual retainer fee of $1,000. Committee chairmen receive meeting fees for meetings with the Chief Executive Officer of the Company in preparation for regular committee meetings. Wisconsin Gas pays its directors who are not officers of the Company, Wisconsin Gas, Sta-Rite, SHURflo or Hypro an annual retainer fee of $7,000, plus $600 for each meeting of the Wisconsin Gas board they attend. Directors who are also officers of the Company, Wisconsin Gas, Sta-Rite, SHURflo or Hypro receive no fees for service as directors of those companies. Presently, all directors of the Company are also directors of Wisconsin Gas.

     Non-employee directors participate in the 1992 Director Stock Option Plan, pursuant to which options to purchase 2,000 shares of Common Stock are automatically granted annually on the fourth Tuesday in February to each non-employee director. The exercise price per share for options granted under the 1992 Director Stock Option Plan is equal to the fair market value of a share of Common Stock on the date of grant. On February 28, 1995, Messrs. Bueche, Davis, McGaffey, McKeithan, Osborn, Tisdale and Winter and Ms. Whitelaw each received an option to purchase 2,000 shares of Common Stock at a per-share exercise price of $28.75. Options granted under the 1992 Director Stock Option Plan are immediately exercisable and have a ten-year term; provided, however, that no option may be exercised after 24 months have elapsed from the date the optionee ceased being a director.

On February 27, 1996, options to purchase an additional 2,000 shares of Common Stock were granted to the non-employee directors at a per-share exercise price of $33.0625.

     The Company and Wisconsin Gas each maintain a deferred compensation plan for active directors which entitles a director of the respective corporation to defer directors' fees until the director ceases to be an active director. All amounts deferred are unsecured and accrue interest at the prevailing announced prime interest rate of a major commercial bank.

     The Company and Wisconsin Gas maintain retirement plans for directors who are not officers of the Company or its subsidiaries, have reached the age of 65, and have served at least five years as a director of the Company or Wisconsin Gas. Retired directors receive essentially the same annual compensation as active directors receive ($16,000 from the Company and $11,200 from Wisconsin Gas for 1995). Retirement benefits are payable for a period equal to the director's service as a director, up to 10 years, or until the death of the retired director, whichever occurs earlier.


                 SECURITY OWNERSHIP OF MANAGEMENT

     The following tabulation sets forth the number of shares of Common Stock beneficially owned, as of February 28, 1996, by each director and nominee, each executive officer named in the Summary Compensation Table, and all directors and executive officers as a group.


                                           Amount and Nature
  Title of            Name of                of Beneficial     Percent of
   Class          Beneficial Owner       Ownership (1)(2)(3)   Class (4)
------------  ------------------------   -------------------   ----------

Common Stock  Wendell F. Bueche                 10,362              -
              Willie D. Davis                    8,500              -
              James C. Donnelly                 70,091              -
              Jere D. McGaffey                  11,024              -
              Daniel F. McKeithan, Jr.           9,000              -
              Robert A. Nuernberg               42,676              -
              Guy A. Osborn                     10,000              -
              Thomas F. Schrader               119,199              -
              Stuart W. Tisdale                 86,226 (5)          -
              George E. Wardeberg               63,508              -
              Joseph P. Wenzler                126,721 (6)          -
              Essie M. Whitelaw                  8,000              -
              William B. Winter                 10,588 (7)          -

              All directors and exec-
              utive officers as a
              group (13 persons)               575,895              3.2%

 (1) Each beneficial owner exercises sole voting and investment power with respect to the shares shown as owned beneficially, except as noted in footnotes (3), (5), (6) and (7).

(2) Includes the following numbers of shares covered under options exercisable as of or within 60 days of February 28, 1996: Mr. Donnelly, 60,150; Mr. Nuernberg, 31,849; Mr. Schrader, 83,424; Mr. Wardeberg, 19,500; Mr. Wenzler, 80,250; Messrs Bueche, Davis, McGaffey, McKeithan, Osborn and Winter and Ms. Whitelaw, 8,000 each; Mr. Tisdale, 6,000 and all directors and executive officers as a group, 337,173.

(3) Includes the following numbers of shares of restricted stock over which the holders have sole voting but no investment power: Mr. Donnelly, 8,000; Mr. Nuernberg, 1,600; Mr. Schrader, 8,000; Mr. Wardeberg, 14,000; and Mr. Wenzler, 6,000; and all directors and executive officers as a group, 37,600. The restricted stock vests in three years after the grant if the Company's total return to shareholders for the three-year period exceeds a pre-established goal.

(4) Where no percentage figure is set out in this column, the person owns less than 1% of the outstanding shares.

(5)  Includes 4,852 shares owned by Mr. Tisdale's spouse.

(6)  Includes 526 shares owned by Mr. Wenzler's spouse.

(7)  Includes 2,588 shares owned by Mr. Winter's spouse.

                          EXECUTIVE COMPENSATION

     The following tabulation is a three-year summary of the compensation awarded or paid to, or earned by, the persons who served as Company's chief executive officer during 1995 and each of the Company's four other most highly compensated executive officers whose total cash compensation exceeded $100,000 in 1995.

                                        SUMMARY COMPENSATION TABLE

                                                  Annual Compensation           Long Term Compensation Awards
                                          --------------------------------  --------------------------------------
                                                                                           Securities
                                                              Other Annual   Restricted    Underlying    All Other
                                                              Compensation     Stock        Options/   Compensation
  Name and Principal Position       Year  Salary($) Bonus($)    ($) (1)     Awards($)(2)    SARs(#)       ($)(3)
----------------------------------- ----  --------  --------  ------------  ------------  -----------  ------------
George E. Wardeberg, President      1995  $368,750  $192,455                                 15,000     $  16,250
  and Chief Executive Officer of    1994   327,500   113,200                 $ 185,250       15,000        19,241
  the Company, and Chairman of      1993   272,000   150,000  $  52,459                      18,000        16,257
  Wisconsin Gas, Sta-Rite, SHURflo
  and Hypro(4)

Thomas F. Schrader, Vice President  1995   278,500   176,857                                 10,000        12,640
  of the Company and President and  1994   264,925    65,163                   123,500       10,000        16,112
  Chief Executive Officer of        1993   260,000   142,881                                 10,500        15,192
  Wisconsin Gas

James C. Donnelly, Vice President   1995   267,800    28,253                                 10,000        13,185
  of the Company and President      1994   251,633   105,020                   123,500       10,000        15,848
  and Chief Executive Officer of    1993   236,250   110,174                                  7,950        15,203
  Sta-Rite

Joseph P. Wenzler, Vice President,  1995   261,850   106,710                                  7,500        11,974
  Treasurer and Chief Financial     1994   252,650    69,800                    92,625        7,500        15,498
  Officer of the Company; Vice      1993   245,300   100,629                                  9,750        15,131
  President and Chief Financial
  Officer of Wisconsin Gas; and
  Secretary and Treasurer of
  SHURflo and Hypro (5)

Robert A. Nuernberg, Secretary      1995   138,000    48,307                                  2,000         6,900
  of the Company; Vice President-   1994   133,000     7,000                    24,700        2,000         9,516
  Corporate Relations and Secretary 1993   131,000    25,000                                  3,000         9,416
  of Wisconsin Gas
/TABLE

(1) The aggregate amount of personal benefits provided by the Company and its subsidiaries to the other executive officers named in this table in any year did not exceed the lesser of $50,000 or 10% of each officer's annual salary and bonuses reported in the table for any of the years indicated, except Mr. Wardeberg in 1993.

(2) The amounts in the table reflect the market value on the date of grant of restricted stock awarded under the 1994 Long-Term Performance Plan. The number of shares of restricted stock held by the executive officers named in the table and the market value of such shares as of December 31, 1995, were as follows: Mr. Wardeberg, 6,000 shares, $193,500; Messrs. Schrader and Donnelly, 4,000 shares, $129,000; Mr. Wenzler, 3,000 shares, $96,750; and Mr. Nuernberg, 800 shares, $25,800. The restricted stock vests in 1997 provided the Company's three-year (1994-96) total return to shareholders exceeds a pre-established goal. Holders of shares of restricted stock are entitled to receive dividends on such shares.

(3) The amounts shown in this column for 1995 are comprised of the following items: Company contributions to 401(k) and supplemental savings plans: Mr. Wardeberg, $16,250; Mr. Schrader, $12,640; Mr. Donnelly, $12,212; Mr. Wenzler, $11,974; and Mr. Nuernberg, $6,900. Above market earnings on deferred compensation: Mr. Donnelly, $973.

(4) On February 1, 1994, Mr. Wardeberg was elected President and Chief Executive Officer of the Company and Chairman of Wisconsin Gas,
     Sta-Rite and SHURflo.      He was elected Chairman of Hypro on July 19,
     1995.

(5) Mr. Wenzler was elected Secretary and Treasurer of SHURflo in 1993 and of Hypro on July 19, 1995.


                     STOCK OPTION INFORMATION

     The Company has in effect equity plans pursuant to which options to purchase Common Stock may be granted to key employees (including executive officers) of the Company and its subsidiaries. The following tabulation sets forth information regarding grants of options made by the Company in 1995 to the executive officers named in the Summary Compensation Table. No SARs were awarded in 1995.


               OPTION/SAR GRANTS IN 1995 FISCAL YEAR

                                       Individual Grants                        Grant Date Value
                     ---------------------------------------------------------  ----------------
                                        % of Total
                                         Options
                      Number of Sec.    Granted to     Exercise or
                     Under. Opt./SARs    Employees     Base Price   Expiration     Grant Date
       Name           Granted (#)(1)   in Fiscal Year    ($/sh.)       Date     Present Value(2)
-------------------  ----------------  --------------  -----------  ----------  ----------------
George E. Wardeberg     15,000             12.5         $ 28.25      2/21/05       $  51,150
Thomas F. Schrader      10,000              8.3           28.25      2/21/05          34,100
James C. Donnelly       10,000              8.3           28.25      2/21/05          34,100
Joseph P. Wenzler        7,500              6.2           28.25      2/21/05          25,575
Robert A. Nuernberg      2,000              1.7           28.25      2/21/05           6,820

/TABLE

(1) The options reflected in the table (which are nonstatutory stock options for purposes of the Internal Revenue Code) were granted on February 21, 1995 and vest ratably over the three-year period from the date of grant.

(2) Amounts in this column were calculated using the Black-Scholes option pricing model. The model assumes: (a) an option term of 10 years; (b) a risk-free interest rate of 5.75%; (c) volatility (variance of rate of return) of 0.1676; (d) an annual discount of 3% over the vesting period for the risk of forfeiture; and (e) a dividend yield of 5.7%. The actual value, if any, that an optionee may realize upon exercise will depend upon the excess of the price of the Common Stock over the option exercise price on the date that the option is exercised. There is no assurance that the value received by the optionee will be at or near the value estimated by the Black-Scholes model.

     The following tabulation sets forth information regarding the exercise of stock options during 1995 and the unexercised options held at December 31, 1995, by each of the executive officers named in the Summary
Compensation Table.


                 AGGREGATED OPTION/SAR EXERCISES
                      IN 1995 FISCAL YEAR,
                  AND FY-END OPTION/SAR VALUES

                                                 Numbers of Securities    Value of Unexercised
                                                 Underlying Unexercised       In-the-Money
                                                     Options/SARs              Options/SARs
                                                     at FY-End (#)             at FY-End ($)
                                                 ----------------------  ----------------------
                       Shares         Value
                     Acquired on     Realized     Exer-       Unexer-     Exer-       Unexer-
       Name          Exercise (#)       ($)        cisable     cisable     cisable     cisable
-------------------  -------------  -----------  ----------  ----------  ----------  ----------
George E. Wardeberg   2,000          $ 10,875      5,000      31,000       $  8,125   $ 105,875

Thomas F. Schrader    3,000            39,469      77,133     20,167        799,122      68,115

James C. Donnelly         0                 0      51,483     19,317        516,319      63,918

Joseph P. Wenzler     1,300            19,053      72,800     15,750        744,581      54,172

Robert A. Nuernberg   2,000            34,187      32,766      4,334        365,569      15,105

/TABLE

                   PENSION AND RETIREMENT PLANS

     The Company and its subsidiaries maintain pension and retirement plans in which the executive officers and other employees participate. The companies also maintain supplemental retirement plans for officers and certain other employees to reflect certain compensation that is excluded under the retirement plans and to provide benefits that otherwise would have been accrued or payable except for the limitations imposed by the Internal Revenue Code.

     The following tabulation sets forth the annual retirement benefits payable under the pension plans, as supplemented, for the indicated levels of final average earnings with various periods of credited service. Benefits reflected in the table are based on an assumed retirement age of 65.

                              PENSION PLAN TABLE
                                    Years of Service


Remuneration       10         15        20        25        30
---------------  -------   --------  --------  --------  --------
$200,000         $39,004   $ 58,506  $ 78,008  $ 89,259  $ 92,259

 250,000          48,904     73,356    97,808   111,909   115,659

 300,000          58,804     88,206   117,608   134,559   139,059

 350,000          68,704    103,056   137,408   157,209   162,459

 400,000          78,604    117,906   157,208   179,859   185,859

 450,000          88,504    132,756   177,008   202,509   209,259



     The compensation covered by the pension plan, as supplemented, for the named executive officers includes all compensation reported for each individual as salary and bonus in the Summary Compensation Table. Messrs. Wardeberg, Schrader, Donnelly, Wenzler and Nuernberg have 6, 17, 8, 22 and 26 years, respectively, of credited service under the pension plan. Pursuant to a supplemental retirement plan, Messrs. Schrader and Nuernberg will receive a supplemental retirement benefit of $25,000 per year for 15 years beginning at age 65, payable in monthly installments.

     A retired executive officer who is married at the time of retirement and selects one of the available joint and surviving spouse annuity payment options will also receive the difference between the monthly benefits payable under the single life annuity payment option and the 50% joint and surviving spouse annuity payment option for the lives of the retired officer and spouse. Upon the death of the retired officer, the surviving spouse will receive 50% of the supplemental benefit for life.

     The retirement benefits set out in the above table are based on a straight life annuity. The election of other available payment options would change the retirement benefits shown in the table. The plan does not provide for reduction of retirement benefits to offset Social Security or any other retirement benefits.

   BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Company's executive compensation program is administered by the Compensation Committee of the Board. The Compensation Committee is comprised of four independent, non-employee directors. Following Compensation Committee review and approval, matters relating to executive compensation (other than the grant of stock options and restricted stock) are submitted to the full Board for approval. The Compensation Committee utilizes an independent compensation consultant. The consultant provides advice to the Committee on compensation-related issues, including incentive plan design and competitive compensation data for officer positions.

Compensation Policies --

     Policies are used to set a general direction and as a backdrop against which specific compensation decisions are made.

     - Design of executive pay programs is intended to attract and retain top talent, motivate and reward performance.

     - Differences in pay practices and performance measures between the Company's primary lines of business are recognized.

     - Compensation opportunities, by component and in the aggregate, are targeted at the median (50th percentile) of competitive practice.

     - Achievement of incentive compensation levels is dependent on attainment of performance goals as agreed to by the Board annually. These goals relate to the achievement of the Company's operating and financial plan, individual objectives and milestones in the Company's longer-term strategic plan.

     - In business units where an all-employee bonus or profit-sharing program exists, a portion of each executive's incentive compensation is determined on the same criteria.

     - The focus on enhancement of shareholder value is accomplished by tying a significant portion of total pay to performance of the Company's stock.

     In assessing executive performance and pay, the members of the Compensation Committee consider and weigh in their judgment factors outside the formal incentive plans. These factors include operational and financial measures not specifically incorporated in the incentive plans, and actual performance in dealing with unanticipated business conditions during the year. The Compensation Committee believes such factors should be considered in addition to the more formalized factors to assess and reward executive performance properly.

     Base salary midpoints, annual incentive targets and long-term incentive grants are set based on a competitive analysis conducted by the independent compensation consultant. As indicated above, compensation opportunities, by component and in the aggregate, are set at or near the 50th percentile of competitive practice for comparably sized organizations. Rates for the gas utility positions are set using survey sources from the utility industry. There is substantial overlap between the companies in these surveys and the companies used in the peer company index in the Performance Graph. Rates for the nonutility positions are set using survey sources from general industry; there is no overlap with the Performance Graph peer companies here.

Components of Compensation --

     Base salary. The Compensation Committee targets salary range midpoints as indicated above. Individual salaries range above and below the midpoint based upon an individual's past and current performance, and expectations for future performance. The factors considered in this review are job specific and vary depending on the individual's position. There is no specific weighting given to these factors.

     Annual incentive plan. The Company's annual incentive compensation plan tailors each officer's incentive potential to that officer's Company and subsidiary responsibilities. The plan sets incentive targets ranging from 20% to 50% of base salary. The plan is designed to compensate the officers primarily on a formula basis. For the Chief Executive Officer and the Chief Financial Officer, the formula bases 75% of the targeted award on the Company's earnings per share (EPS) and 25% on individual performance objectives. For Company Vice Presidents, who are also the subsidiary presidents, the formula bases 25% of the targeted award on the Company's earnings per share, 25% on individual performance objectives, and 50% on subsidiary performance objectives. Subsidiary performance objectives for Wisconsin Gas include financial, customer service and safety objectives (weighted at 67% of this component) and financial objectives (weighted at 33%). Performance objectives for Sta-Rite include net earnings (weighted at 67% of this component) and return on assets (weighted at 33%). Individual performance objectives vary among the officers, but may include such things as cost management, product development, sales growth, personnel management and development, and management of specific projects. The Compensation Committee exercises its judgment on a case-by-case basis in determining the weight to be accorded any individual performance objective.

     Long-term incentive plan. The Company's long-term incentive compensation plan provides for annual awards of stock options and biennial awards of performance-based restricted stock. The plan splits an officer's long-term incentive opportunity equally (based on value) between stock options and performance-based restricted stock. The independent compensation consultant provides the Compensation Committee with a long-term incentive grant schedule that approximates a market median grant opportunity. The Compensation Committee reserves the right to adjust this schedule upward or downward based on Company performance; however, it is the Compensation Committee's intention that in most cases grants will be provided at targeted levels.

     Stock options may be incentive stock options or nonstatutory options which have a term of not more than ten years and have an exercise price equal to the fair market value on the date of grant. The Compensation Committee determines the manner and conditions under which the options become exercisable. The number of options granted is based on the participant's office or position, with an equal number of shares generally being granted to individuals holding the same or similar positions, such as vice president of an operating subsidiary. Performance-based restricted stock will vest three years from the year of grant provided the Company's three-year total return to shareholders equals or exceeds pre-established goals relative to the Performance Graph peer group (the PaineWebber Gas Distribution Utility Index). For other subsidiary officers who participate in the plan, the restricted stock will vest in three-years provided the appropriate subsidiary's three-year financial performance (three-year cumulative earnings for Wisconsin Gas and return on assets for Sta-Rite) equals or exceeds the pre-established goal.

Compensation of Officers --

     The Compensation Committee sets base salaries of officers within the established ranges. The Compensation Committee considers specified financial measures tailored to the Company and each subsidiary, each officer's contribution to achieving corporate goals, and such officer's achievement of personal performance objectives. Examples of financial measures are net income earned relative to budget, return on total assets, return on sales, and rate of return earned versus allowed. The Compensation Committee weighs the financial measures differently for each officer, in recognition that the Company's principal subsidiaries operate in different industries with different compensation practices and that the officers' responsibilities differ. For example, the rate of return earned versus that nominally allowed by state regulatory authorities having jurisdiction over the gas utility subsidiary is applicable only to officers of the utility company, whereas return on total assets and return on sales are applicable primarily to officers of the manufacturing subsidiaries. Examples of personal performance objectives considered by the Compensation Committee are set out above in the discussion of the Annual Incentive Plan. The Compensation Committee exercises its judgment in determining the relative weight to be accorded each personal objective.

     As stated above, each officer's annual incentive award, if any, is based on a formula, although the Compensation Committee exercises its judgment in determining the weights to be accorded the achievement of personal objectives. Long-term incentive awards (stock options and restricted stock) are also formula-based, with individual awards being set relative to the officer's position. The specific number of stock options awarded is based on the number of options to be awarded to all key employees of the Company and its subsidiaries and the number of options previously granted and outstanding, as determined by the Compensation Committee. Options granted in 1995 were nonstatutory, have a term of ten years, and first become exercisable one-third each year on the first, second and third
anniversary of the grant.   No restricted stock grants were made in 1995.

Compensation of the Chief Executive Officer --

     For 1995, the Compensation Committee increased the base salary of George E. Wardeberg, the Company's Chief Executive Officer, by $25,000 or 7.1% effective April 1, 1995. The increase reflects his overall performance, as demonstrated by the increase in the Company's total return to shareholders in 1995 compared to the peer group which is shown in the graph in the Performance Presentation section below, and his position in the salary range. The increase sets Mr. Wardeberg's salary in the first quartile of the range targeted by the Compensation Committee.

     The Compensation Committee awarded Mr. Wardeberg 15,000 nonstatutory stock options in 1995. The number of options awarded was at the targeted number established in the long-term incentive compensation plan.

     The annual incentive award to Mr. Wardeberg for 1995 was $192,455, or 52% of his salary as compared to a target of 50% of salary. This award reflects Mr. Wardeberg's significant contributions to the Company during 1995. The Company's financial objectives were met with net earnings and earnings per share increasing 19% and 17%, respectively. WICOR also outperformed both its industry peers and the S&P 500 Stock Index over the last five years as shown in the accompanying Total Return Comparison performance graph. In addition, Mr. Wardeberg accomplished his personal objectives in the areas of growth, human resources and preserving the Company's financial strength. The Compensation Committee exercised its judgment in determining the weights accorded to his accomplishment of these personal objectives.

Compliance with Tax Regulations --

     The Company has considered the implications of the Section 162(m) tax rules regarding deductibility of annual executive compensation over $1 million. The cash compensation levels for Company officers fall well below this level and, hence, no specific changes are proposed to the cash compensation program. However, it is important to note that most of the components of compensation described above are consistent with the tax rules regarding performance-based compensation incentives.

     The Compensation Committee did, however, seek qualification of the stock components of the program as "performance-based compensation" plans pursuant to these tax rules. To that end, proposals were included in the 1994 Proxy Statement establishing a per-person limitation for stock option and restricted stock awards. The proposals were approved by the shareholders.

                 Guy A. Osborn, Chairman
                 Wendell F. Bueche
                 Willie D. Davis
                 Daniel F. McKeithan, Jr.
                 Members of the Compensation Committee



                     PERFORMANCE PRESENTATION

     The following graph compares the yearly percentage change in the Company's cumulative total shareholder return (dividends declared plus share appreciation) to the S&P 500 Stock Index and the PaineWebber Gas
Distribution Utility Index, comprised of 35 U.S. natural gas distribution utilities. The information presented assumes that all dividends were reinvested.

     [Performance graph will appear here.]


                     TOTAL RETURN COMPARISON *
               Value of $100 Invested Year-End 1990

           1990   1991      1992      1993      1994      1995
          ------ ------    ------    ------    ------    ------
WICOR     $ 100  $ 132     $ 157     $ 191     $ 182     $ 218

S&P 500   $ 100  $ 130     $ 140     $ 155     $ 156     $ 215

Industry  $ 100  $ 114     $ 135     $ 153     $ 134     $ 173
   **

*  Includes reinvested dividends

** Paine Webber Gas Distribution Utility Index



                       SHAREHOLDER PROPOSALS

     Proposals which shareholders of the Company intend to present at the 1996 Annual Meeting of Shareholders must be received by the Company by the close of business on November 14, 1996.

                           OTHER MATTERS

     Arthur Andersen LLP was retained as the Company's independent auditors for the year ended December 31, 1995 and, upon the recommendation of the Audit Committee, the Board has reappointed Arthur Andersen as independent public accountants for the Company for the year ending December 31, 1996. A representative of Arthur Andersen is expected to be present at the Annual Meeting with the opportunity to make a statement if such representative desires to do so, and it is expected that such representative will be available to respond to appropriate questions.

     The Company will file with the Securities and Exchange Commission on or before March 30, 1996, an annual report on Form 10-K for the fiscal year ended December 31, 1995. The Company will provide without charge a copy of this Form 10-K (including financial statements and financial statement schedules, but not including exhibits thereto) to each person who is a record or beneficial holder of shares of Common Stock as of the record date for the Annual Meeting and who submits a written request for it. A request for a Form 10-K should be addressed to Robert A. Nuernberg, Secretary, WICOR, Inc., P.O. Box 334, Milwaukee, Wisconsin 53201.

     Management does not intend to present to the Annual Meeting any matters other than the matters described in this Proxy Statement. Management knows of no other matters to be brought before the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote thereon in accordance with their best judgment.

     The cost of soliciting proxies will be borne by the Company. The Company expects to solicit proxies primarily by mail. Proxies may also be solicited personally and by telephone by certain officers of the Company and regular employees of its subsidiaries. The Company may reimburse brokers and other nominees for their expenses in communicating with the persons for whom they hold Common Stock.

          By Order of the Board of Directors


          Robert A. Nuernberg
              Secretary
          March 12, 1996

                            APPENDIX I
                               WICOR
                       VOTING AUTHORIZATION
                                                   [X] Please mark your
                                                      votes as this
                                                     WICOR
                                             VOTING AUTHORIZATION
----------------------------------------------------------------------------
  The Board of Directors recommends a vote FOR all nominees in Item 1.
----------------------------------------------------------------------------
1.  Election of the following nominees as directors for three-year terms:
     Jere D. McGaffey, Thomas F. Schrader and Stuart W. Tisdale

    FOR all nominees         WITHHOLD
    (except as marked        AUTHORITY
    to the contrary)     to vote for all nominees
         / /                    /  /
    (Instruction: To withhold authority to vote for any nominee write the name below)

    -------------------------------------------
    . . . . . . . . . . . . . . . . . . . . . .  Please check this box if
    .                                         .  you plan to attend the
    .                                         .  annual meeting
    .                                         .         / /
    .                                         .
    .                                         .  This Voting Authoriza-
    .                                         .  tion is Solicited by the
    .                                         .  Board of Directors
    . . . . . . . . . . . . . . . . . . . . . .
Signature(s) _________________________________    Date ________________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                        FOLD AND DETACH HERE
March 12, 1996

Dear WICOR Shareholder:

Enclosed is a notice of WICOR's annual shareholders meeting, coming up
April 25, 1996, in Milwaukee. Also enclosed is a proxy statement and voting authorization card. You have already received a copy of the 1995 WICOR annual report.

It's important that you fill out and return the authorization card as soon as possible. It entitles you, as an owner of WICOR common stock through our company's savings plan, to vote your interest at the annual meeting.

Filing out the card directs the Trustee of your shares held in the savings plan as of February 20, 1996, to vote them on your behalf. You must return your marked and signed card in order to have the Trustee vote your shares.

The WICOR Board of Directors urges you to exercise this right to vote. To make sure your vote counts, and to prevent the expense of WICOR sending further reminder notices, please mark and sign your voting authorization card now and return it to the Trustee in the enclosed envelope.

Thank you,

Sincerely,
George E. Wardeberg
President and Chief Executive Officer

YOUR VOTE IS IMPORTANT. TO ASSURE YOUR REPRESENTATION AT THE WICOR SHAREHOLDERS ANNUAL MEETING, MARK YOUR VOTES ON THE ENCLOSED VOTING AUTHORIZATION CARD, DATE IT, SIGN IT EXACTLY AS YOUR NAME APPEARS AND RETURN IT TODAY IN THE ENCLOSED ENVELOPE.


         ---  (BACKSIDE OF VOTER AUTHORIZATION FORM)  ---

                              WICOR

                      VOTING AUTHORIZATION


The undersigned acknowledges receipt of the WICOR, Inc. Annual Report for 1995 and the proxy solicitation material relative to the Annual Meeting of Shareholders of WICOR, Inc. to be held April 25, 1996. As to my interest in the Common Stock of WICOR, Inc. held by Marshall and Ilsley Trust Company, the Trustee under the Wisconsin Gas Company Non-Union Employees' Savings Plan, Wisconsin Gas Company Local 6-18 Savings Plan, Wisconsin Gas Company Local No. 1 Savings Plan and the Sta-Rite Industries' Incentive Savings Plan, I hereby instruct the Trustee to vote as indicated on the reverse side.



The shares represented by this authorization will be voted as directed by the undersigned. If no direction is given when the duly executed authorization is returned, the Trustee cannot vote such shares.



THIS VOTING AUTHORIZATION IS SOLICITED BY THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS OF WICOR, INC., APRIL 25, 1996.

                                    (continued on the reverse side)

                            APPENDIX II
                                                  /X/  Please mark your
                                                       votes as this
                               WICOR
                               PROXY
------------------------------------------------------------------------
The Board of Directors recommends a vote FOR all nominees in Item 1.
------------------------------------------------------------------------
1. Election of the following nominees as directors for three-year terms:
   Jere D. McGaffey, Thomas F. Schrader and Stuart W. Tisdale

   FOR all nominees           WITHHOLD
   (except as marked          AUTHORITY
    to the contrary)   to vote for all nominees
         / /                     / /

    (Instruction: To withhold authority to vote for
     any nominee write the name below)
    -----------------------------------------------
                                               Please check this box
                                               if you plan to attend
                                               the annual meeting
                                                       [  ]
                                               This Proxy is Solicited
                                               by the Board of Directors
Signature(s) ____________________________________    Date __________________
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                       FOLD AND DETACH HERE
March 13, 1996

Dear WICOR Shareholder:

We're pleased to send you the enclosed 1995 annual report and proxy materials. I hope you'll find the annual report interesting and informative, and that you'll exercise your right to vote at the annual meeting by returning your proxy card promptly.

I'd also like to invite you to attend WICOR's Annual Meeting of Shareholders on Thursday, April 25, 1996. This year's meeting will be held at the Italian Community Center, 631 East Chicago Street, Milwaukee, Wisconsin, beginning at 2:00 p.m. (Central Time). A map with directions to the center is on the reverse side of this letter. Free parking is available in a lot on the south side of the building.

At the meeting, we will elect directors, discuss 1995 performance and talk about the future. As an investor in WICOR, you have a right and a responsibility to vote on issues affecting your company. Regardless of whether you plan to attend the annual meeting, please mark the appropriate boxes on the proxy form, and then date, sign and promptly return the form in the enclosed, postage-paid envelope. If you sign and return the proxy form without specifying your choices, your shares will be voted according to the recommendations of your board of directors.

If you plan to attend the annual meeting, please check the appropriate box on the proxy card. We welcome your comments and suggestions, and we will provide time during the meeting for questions from shareholders. I hope to see you on April 25.

Sincerely,

George E. Wardeberg
President and Chief Executive Officer

                               WICOR

                     COMMON SHAREHOLDER PROXY

The undersigned hereby appoints George E. Wardeberg and Joseph P. Wenzler, and each of them, as proxy with the power of substitution (to act by a majority present or if only one acts then by that one) to vote for the undersigned as indicated on the reverse side and in their discretion on such other matters as may properly be considered at the Annual Meeting of Shareholders of WICOR, Inc. to be held Thursday, April 25, 1996, at 2:00 P.M., at the Italian Community Center, 631 E. Chicago Street, Milwaukee, Wisconsin, and at any adjournments thereof.

The shares represented by this proxy will be voted as directed by the shareholder. If no direction is given when the duly executed proxy is returned, such shares will be voted "FOR" all nominees in Item 1 and in the discretion of the proxies on any other items of business as may properly arise at the meeting.

Please mark, date and sign on the reverse side exactly as name appears and return in the enclosed postage-paid envelope. If shares are held jointly, each shareholder named should sign. If signing as attorney, administrator, executor, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by duly authorized officer.



THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS OF WICOR, INC., APRIL 25, 1996.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                       FOLD AND DETACH HERE



           Map of downtown Milwaukee, Wisconsin, showing location of annual meeting and the routes to take from Chicago, Green Bay and Madison.